Suite 1120, Cathedral Place,
925 West Georgia Street
Vancouver, British Columbia,
Canada V6C 3L2
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com
www.aurizon.com
Toronto Stock Exchange Ticker Symbol ARZ NYSE MKT Ticker Symbol AZK U.S. Registration (File 001-31893) News Release Issue No. 30 - 2012

December 18, 2012
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES ADOPTION OF ADVANCE NOTICE POLICY FOR FUTURE
SHAREHOLDER MEETINGS

Aurizon Mines Ltd. (“Aurizon”) [TSX:ARZ; NYSE MKT: AZK] announces the approval by its Board of Directors of an advance notice policy (the “Policy”).  The purpose of the Policy is to provide shareholders, directors and management of the Corporation with a clear framework for nominating directors of Aurizon.  Aurizon is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.  The Policy is intended to further these objectives.

The Policy, among other things, includes a provision that requires advance notice to the Company in certain circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company.  The Policy fixes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company.  No person will be eligible for election as a director of Aurizon unless nominated in accordance with the Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that, in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders called for the purpose of electing directors (whether or not called for other purposes), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The full text of the Policy is available at www.sedar.com or upon request by contacting the Company’s Corporate Secretary, Julie A.S. Kemp.

The Company also announces that, pursuant to the Company’s Incentive Stock Option Plan, incentive stock options have been granted to directors, officers, and employees for the purchase of up to 1,962,000 common shares at a price of $3.61 per share exercisable for a five year period, of which 490,500 share options vest immediately, with the balance vesting over three years from the date of grant.

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Aurizon Announces Adoption of Advance Notice Policy for Future Shareholder Meetings

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the NYSE MKT under the symbol “AZK”.  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.
George Paspalas, President & CEO   604-687-6600
Julie A.S. Kemp, Corporate Secretary -604-687-6600
Investor Relations: jennifer.north@aurizon.com
Telephone: 604-687-6600    Fax: 604-687-3932
Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com Website:  www.aurizon.com